March 25, 2013

VIA EDGAR, FACSIMILE AND ELECTRONIC MAIL

Rufus Decker
Accounting Branch Chief
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Re:       Forward Industries, Inc.
Form 10-K for the Year Ended September 30, 2012
Filed December 20, 2012
Comment dated March 1, 2013
File No. 1-34780

Dear Mr. Decker:

This letter responds to the comments of the Staff of the Securities and Exchange Commission (the “Staff”) set forth in the letter dated March 1, 2013, from Mr. Rufus Decker to Mr. James O. McKenna of Forward Industries, Inc. (the “Company”).  For your convenience, we have set forth below each of the Staff’s comments in italicized text in the same numbered order in which they appear in your letter.  The Company’s response to each Staff comment follows immediately after the text of the corresponding comment.

1.   We note that your Form 10-K states that information required by Part III will be incorporated by reference to your 2012 definitive proxy statement.  As the definitive proxy statement was not filed within 120 days of the end of your fiscal year, please amend your Form 10-K to include the required Part III information.  For guidance, please see General Instruction G(3) of Form 10-K.

The Company filed an amendment to its Form 10-K on March 7, 2013.

Product Supply, page 8
Suppliers, page

2.   We note that in response to comment two of our letter dated February 8, 2013 you state that your suppliers are “independent suppliers in China, with names generally unknown and not material to investors.”  Please explain why you believe that the names of your principal suppliers would not be material to investors in light of your disclosure that you purchased 90% of your OEM products from four suppliers in fiscal years 2011 and 2012, and that one such supplier has accounted for more than half of your purchases in both fiscal years.  If you claim that disclosing the names of principal suppliers, as required by Item 101(h)(4)(v) of Regulation S-K, may result in substantial competitive harm, please note that absent unusual circumstances, you may not seek confidential treatment of disclosure required by Regulation S-K or any other applicable disclosure requirements, regardless of the availability of an exemption under FOIA.  We may have additional comments following the review of your response.  For guidance, please refer to Section II.B.2 of Legal Staff Bulletin No.1 (with Addendum) dated February 28, 1997.

We respectfully acknowledge the Staff's comment with respect to the identification of our suppliers. In our future filings on Form 10-K, we propose to expand this disclosure under Item 1 with regard to our suppliers by providing information that identifies each supplier by a reference such as Supplier A or Supplier B, without providing each supplier’s name. We believe the names of our suppliers are not material in that they are small, local, independent companies in China which are unknown to United States’ investors, and as such, the names of local factories in China would not be meaningful to United States’ investors. We believe providing additional information by referencing each supplier as Supplier A, Supplier B, and so forth, will provide the information that is material to investors.

The Company acknowledges that:

   the company is responsible for the adequacy and accuracy of the disclosure in the filings;

  staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to these filings; and

  the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

The Staff is invited to contact the undersigned with any comments or questions it may have. We would appreciate your prompt advice as to whether the Staff has any further comments.

Please direct any comments or questions regarding this filing to me at (561) 456-0030.

Sincerely, James O. McKenna Chief Financial Officer

cc:        Grange Johnson
            Robert Garrett
            Adam Finerman, Esq.